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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                        -------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)

                            SFX Entertainment, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  784 178 105
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                                 (CUSIP Number)

                             Robert F.X. Sillerman
                         650 Madison Avenue, 16th Floor
                            New York, New York 10022
                                (212) 838-3100*
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 25, 1998
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box. [ ]

                               * with copies to:

                               Amar Budarapu
                               Baker & McKenzie
                               Suite 1200
                               1200 Smith Street
                               Houston, TX 77002
                               Telephone: (713) 427-5000

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-----------------------                                       -----------------
CUSIP No.:  784 178 105               13D                     Page 2 of 7 Pages
-----------------------                                       -----------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Robert F.X. Sillerman
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER                          (a)[X]
          OF A GROUP                                                     (b)[ ]
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3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                 PF,00

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER             4,128,840(*)
          SHARES          -----------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER                      0
          OWNED           -----------------------------------------------------
         BY EACH               9     SOLE DISPOSITIVE POWER        3,682,569(*)
        REPORTING         -----------------------------------------------------
          PERSON              10     SHARED DISPOSITIVE POWER                 0
           WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED                      4,128,840(*)
          BY EACH REPORTING PERSON
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                              [ ]
          (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY                                 13.6%
          AMOUNT IN ROW (11)
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------

--------------
* Assumes the conversion by Mr. Sillerman of the 1,524,168 shares of Class B Common Stock, par value $.01 per share, of SFX Entertainment, Inc. beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Entertainment, Inc.

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-----------------------                                       -----------------
CUSIP No.:  784 178 105               13D                     Page 3 of 7 Pages
-----------------------                                       -----------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Howard J. Tytel
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER  OF A                    (a)[X]
          GROUP                                                          (b)[ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                PF, 00

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
          2(d) OR 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER                        0
          SHARES           ----------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER                      0
          OWNED            ----------------------------------------------------
         BY EACH               9     SOLE DISPOSITIVE POWER             446,271
        REPORTING          ----------------------------------------------------
          PERSON              10     SHARED DISPOSITIVE POWER                 0
           WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                        446,271
          EACH REPORTING PERSON
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
          EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)                                                         1.5%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------

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-----------------------                                       -----------------
CUSIP No.:  784 178 105               13D                     Page 4 of 7 Pages
-----------------------                                       -----------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON
          (ENTITIES ONLY)

                   Sillerman Communications Management Corporation
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER  OF A                    (a)[X]
          GROUP                                                          (b)[ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS                                                    00

-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL                                  [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
          2(d) OR 2(e)
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
-------------------------------------------------------------------------------
        NUMBER OF              7     SOLE VOTING POWER                   39,343
          SHARES              -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER                      0
          OWNED               -------------------------------------------------
         BY EACH               9     SOLE DISPOSITIVE POWER              39,343
        REPORTING             -------------------------------------------------
          PERSON              10     SHARED DISPOSITIVE POWER                 0
           WITH
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                         39,343
          EACH REPORTING PERSON
-------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
          EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)                                                          (*)
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON                                           CO
-------------------------------------------------------------------------------

--------------
*   Less than 1%.

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-----------------------                                       -----------------
CUSIP No.:  784 178 105               13D                     Page 5 of 7 Pages
-----------------------                                       -----------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 to the Statement on Schedule 13D, originally filed on July 15, 1998 (the "Original Statement"), relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of SFX Entertainment, Inc., a Delaware corporation (the "Company") . This Amendment No. 1 amends and supplements the Original Statement and should be read in conjunction therewith. Unless set forth below all previous items remain unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Statement is hereby supplemented with the following information:

         Mr. Sillerman paid $6,637,703.50 from his personal funds to purchase the 236,786 shares of Common Stock reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby supplemented with the following information:

         On September 25, 1998, Mr. Sillerman purchased an additional 236,786 shares of Common Stock in a private transaction at a price per share of $28.0625. Mr. Sillerman purchased these securities for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (b) of the Original Statement are hereby amended as follows:

    (a)-(b)

         As of September 25, 1998, there were 28,753,194 shares of Class A Common Stock and 1,697,037 shares of Class B Common Stock outstanding. Except as otherwise set forth herein, Mr. Sillerman has the sole power to vote and dispose of the shares of Common Stock reported hereby.

    Robert F.X. Sillerman

    Mr. Sillerman beneficially owns 4,128,840 shares of Class A Common Stock, or 13.6%, of the outstanding shares of Class A Common Stock, after giving effect to the assumed conversion of

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-----------------------                                       -----------------
CUSIP No.:  784 178 105               13D                     Page 6 of 7 Pages
-----------------------                                       -----------------

the shares of Class B Common Stock beneficially owned by him, through his beneficial ownership of: (i) 2,119,058 shares of Class A Common Stock and 1,524,168 shares of Class B Common Stock held of record by Mr. Sillerman, (ii) 446,271 shares of Class A Common Stock held of record by Mr. Tytel of which Mr. Sillerman has sole voting power and (iii) 39,343 shares of Class A Common Stock which are held of record by SCMC.

    Howard J. Tytel

    Mr. Tytel beneficially owns 446,271 shares of Class A Common Stock, or 1.5% of the outstanding shares of Class A Common Stock all of which Mr. Tytel has sole power to dispose and Mr. Sillerman has the sole power to vote. Mr. Tytel also has an economic interest in SCMC, which beneficially owns 39,343 shares of Class A Common Stock, although he does not have voting or dispositive power with respect to such shares.

    SCMC

    SCMC beneficially owns 39,343 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. SCMC has sole voting and dispositive power with respect to the shares.

    Executive Officers and Directors of SCMC

    The holdings of Messrs. Sillerman and Tytel are described above and are incorporated herein by reference.

    Thomas P. Benson beneficially owns 19,000 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Benson has sole voting and dispositive power with respect to these shares.

    Richard A. Liese beneficially owns 2,800 shares of Class A Common Stock, or less than 1% of the outstanding shares of Class A Common Stock. Mr. Liese has sole voting and dispositive power with respect to these shares.

         Item 5(c) of the Original Statement is hereby supplemented with the following information:

    On September 25, 1998, Mr. Sillerman purchased 236,786 shares of Common Stock in a private transaction at a price per share of $28.0625.

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CUSIP No.:  784 178 105               13D                     Page 7 of 7 Pages
-----------------------                                       -----------------

                                   SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 13, 1998                      /s/ Robert F.X. Sillerman
                                            -------------------------
                                            Robert F.X. Sillerman


                                            /s/ Howard J. Tytel
                                            -------------------------
                                            Howard J. Tytel

                                            Sillerman Communications Management
                                            Corporation


                                            By: /s/ Robert F.X. Sillerman
                                               --------------------------------
                                               Name:  Robert F.X. Sillerman
                                               Title: Chief Executive Officer